Exhibit 99.1

NEWS Release

Stantec reports third quarter 2017 results with continued positive organic gross revenue growth in line with expectations

EDMONTON, AB; NEW YORK, NY (November 9, 2017) TSX, NYSE: STN

Highlights

●	Gross revenue increased 3.3% to $1.3 billion from Q3 16 to Q3 17

●	Overall organic gross revenue growth was 6.0% from Q3 16 to Q3 17

●	Strong organic gross revenue growth achieved in Energy & Resources business operating unit (BOU): up 5.7% from Q3 16 to Q3 17

●	Organic gross revenue growth achieved in Buildings (3.0%), Infrastructure (2.8%), and Environmental Services (2.0%) from Q3 16 to Q3 17

●	EBITDA as a percentage of net revenue was 12.5% in Q3 17

●	Net income was $46.2 million in Q3 17

●	Diluted earnings per share (EPS) was $0.40 in Q3 17, and adjusted diluted EPS was $0.54 in Q3 17

Overview

Continuing a trend that started earlier this year, Stantec’s overall strength builds with organic growth in the third quarter of 2017.

Stantec’s gross revenue rose 3.3% from approximately $1.26 billion in Q3 16 to $1.3 billion in Q3 17, driven by acquisitions completed in 2016 and 2017 and overall organic gross revenue growth of 6.0% from Q3 16 to Q3 17; both Consulting Services and Construction Services contributed to that growth. This builds on organic gross revenue growth in Q2 17, which was up 4.5% over Q2 16. These results were possible because of the Company’s diverse services and local expertise in many locations across the globe.

Four of Stantec’s five BOUs experienced organic gross revenue growth this quarter: Energy & Resources was up 5.7% due to growth in the Company’s Mining and Power sectors; Buildings was up 3.0%, due to continued activities on our Canadian healthcare projects; Infrastructure was up 2.8%, mainly due to the Canadian Transportation sector; and Environmental Services was up 2.0%, mainly due to higher than expected project volumes in the Company’s Global operations.

Stantec’s Water BOU experienced organic revenue retraction of 3.0% due to the completion of certain US projects and delays in project starts. These factors—as well as unfavorable foreign exchange rates, lower gross margins in Construction Services, a $3.8 million increase in the fair value of the Company’s stock-based compensation, and impacts from the hurricanes in Florida and Houston—led to decreases in some metrics in Q3 16 compared to Q3 17.

EBITDA as a percentage of net revenue was 12.5%; diluted earnings per share (EPS) was $0.40; and adjusted diluted EPS was $0.54.

Net income was $49.3 million in Q3 16 and was $46.2 million in Q3 17. The change was mainly due to the factors noted previously, along with a $3.6 million tax expense related to a corporate reorganization in Q3 17, which makes the Company’s corporate tax and organizational structures more efficient.

Financial Summary

	Quarter Ended September 30
(In millions of Canadian dollars, except per share amounts and %)	2017	2016	$ Change	% Change
Gross revenue	1,299.2	1,257.3	41.9	3.3%
Adjusted EBITDA (note)	106.9	113.7	(6.8)	(6.0%)
Diluted earnings per share	0.40	0.43	(0.03)	(7.0%)
Adjusted diluted earnings per share (note)	0.54	0.55	(0.01)	(1.8%)
Cash dividends declared per common share	0.125	0.1125	0.0125	11.1%

note: adjusted EBITDA and adjusted diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the Definitions section) of our 2016 Annual Report.

Executive Commentary

According to Bob Gomes, president and chief executive officer, Stantec met the challenges presented during the third quarter: “Of most importance this quarter is that all of our employees in the states affected by hurricanes are safe. We are heavily involved in recovery efforts in Texas, Louisiana, and Florida,” Gomes says. “While it’s too soon to say what our ultimate involvement in rebuilding will be, it’s very likely a lot of work lies ahead. As for this quarter’s financial results, the increases in gross revenue and organic growth represent a continued positive trend in line with the projections for performance we outlined earlier this year. We were very happy with our Energy & Resources BOU, which had strong organic gross revenue growth of 5.7% over the same quarter last year, driven mainly by growth in our Power and Mining sectors—a welcome development. The end of some large projects, delays in project start-ups in our water business, and foreign exchange rates negatively affected some financial metrics, but altogether, these results show that our diverse service offerings and our global reach mitigates business headwinds and helps us achieve consistent performance.”

Subsequent Event

Stantec declared and paid a cash dividend of $0.1250 per share on October 12, 2017, to shareholders of record on September 29, 2017. On November 8, 2017, Stantec declared a dividend of $0.1250 per share, payable on January 11, 2018, to shareholders of record on December 29, 2017.

Conference Call and Company Information

Stantec’s third quarter conference call—to be held Thursday, November 9, at 7:00 AM MST (9:00 AM EST)—will be broadcast live and archived in the Investors section of stantec.com. Financial analysts wanting to participate in the earnings conference are invited to call 1-866-233-4566 (Canada and United States) or 1-416-204-1042 (international) and provide the operator with confirmation code 2252252.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report and the Company’s 2017 Third Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. These statements include, but are not limited to, anticipated tax and organizational efficiencies to be gained by our corporate restructuring, and statements regarding anticipated work associated with hurricane recovery efforts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, our ability to secure and complete work in a competitive landscape, as well as global tax reform. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2016 Annual Report and the 2017 Third Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2016 (which form our 2016 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Alternatively, you may obtain a printed copy of the 2016 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Earl J. Woods	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-969-6544	Ph: 780-616-2785
earl.woods@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $
ASSETS
Current
Cash and cash equivalents	198,430	210,903
Cash in escrow	8,721	8,844
Trade and other receivables	802,454	806,417
Unbilled revenue	483,982	421,829
Income taxes recoverable	49,271	46,705
Prepaid expenses	53,392	62,253
Other financial assets	13,367	20,890
Other assets	5,610	4,679

Total current assets	1,615,227	1,582,520
Non-current
Property and equipment	208,042	213,931
Goodwill	1,547,766	1,828,061
Intangible assets	277,423	449,530
Investments in joint ventures and associates	10,279	9,220
Deferred tax assets	27,272	26,195
Other financial assets	180,349	160,056
Other assets	17,634	15,155

Total assets	3,883,992	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables	666,177	718,197
Deferred revenue	187,402	201,766
Income taxes payable	5,634	1,795
Long-term debt	197,007	91,876
Provisions	28,732	36,011
Other financial liabilities	2,577	2,378
Other liabilities	23,418	20,795

Total current liabilities	1,110,947	1,072,818
Non-current
Long-term debt	612,953	928,586
Provisions	82,159	80,664
Net employee defined benefit liability	34,890	50,490
Deferred tax liabilities	65,987	79,592
Other financial liabilities	9,041	7,591
Other liabilities	82,931	88,427

Total liabilities	1,998,908	2,308,168

Shareholders’ equity
Share capital	875,580	871,822
Contributed surplus	20,681	18,736
Retained earnings	950,149	917,883
Accumulated other comprehensive income	35,359	167,287

Total shareholders’ equity	1,881,769	1,975,728

Non-controlling interests	3,315	772

Total liabilities and equity	3,883,992	4,284,668

Consolidated Statements of Income

(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30

(In thousands of Canadian dollars, except per share amounts)	2017 $	2016 $	2017 $	2016 $

Gross revenue	1,299,181	1,257,313	3,894,122	3,059,338
Less subconsultant/subcontractor and other direct expenses	446,107	385,101	1,281,800	781,152

Net revenue	853,074	872,212	2,612,322	2,278,186
Direct payroll costs	395,411	399,139	1,209,972	1,049,068

Gross margin	457,663	473,073	1,402,350	1,229,118
Administrative and marketing expenses	351,655	358,255	1,102,644	971,562
Depreciation of property and equipment	13,765	13,794	41,239	36,398
Amortization of intangible assets	19,213	24,265	61,450	55,009
Net interest expense	6,413	7,667	20,225	21,598
Other net finance expense	3,047	1,991	6,597	5,643
Share of income from joint ventures and associates	(845)	(688)	(2,830)	(1,764)
Foreign exchange (income) loss	(415)	428	(252)	493
Gain on disposition of a subsidiary	-	-	(54,576)	-
Other income	(2,546)	(56)	(3,890)	(184)

Income before income taxes	67,376	67,417	231,743	140,363
Income taxes
Current	886	15,456	29,268	36,365
Current tax on disposition of subsidiary	-	-	124,053	-
Deferred	20,358	2,692	22,168	2,937
Deferred tax on disposition of subsidiary	-	-	(29,506)	-

Total income taxes	21,244	18,148	145,983	39,302
Net income for the period	46,132	49,269	85,760	101,061

Weighted average number of shares outstanding - basic	113,841,129	113,930,264	114,005,332	104,659,351

Weighted average number of shares outstanding - diluted	114,122,270	114,245,008	114,339,901	105,024,751

Shares outstanding, end of period	113,899,196	113,945,237	113,899,196	113,945,237

Earnings per share
Basic	0.41	0.43	0.75	0.97

Diluted	0.40	0.43	0.75	0.96